Exhibit (a)(1)(I)

DeConcini McDonald Yetwin & Lacy, P.C.

Gary F. Urman (AZ # 011748)

2525 E. Broadway, Suite 200

Tucson, AZ 85716

Telephone: (520) 322-5000

Facsimile: (520) 322-5585

gurman@dmyl.com

Attorneys for Plaintiff

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF ARIZONA

D&S Fraley Revocable Living Trust, on behalf of itself and all others similarly situated,	Case No.: CLASS ACTION
Plaintiff, vs. Inventure Foods, Inc., Ashton D. Asensio, Timothy A. Cole, Macon Bryce Edmonson, Paul J. Lapadat, Terry McDaniel, and Joel D. Stewart, Defendants.

CLASS ACTION COMPLAINT FOR:

(1) Violation of § 14(d) of the Securities Exchange Act of 1934

(2) Violation of § 14(e) of the Securities Exchange Act of 1934

(3) Violation of § 20(a) of the Securities Exchange Act of 1934

(4) Breach of Fiduciary Duties

DEMAND FOR JURY TRIAL

Plaintiff D&S Fraley Revocable Living Trust (“Plaintiff”), by its attorneys, on behalf of itself and those similarly situated, files this action against the defendants, and alleges upon information and belief, except for those allegations that pertain to it, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this stockholder class action on behalf of itself and all other public stockholders of Inventure Foods, Inc. (“Inventure” or the “Company”), against Inventure, and the Company’s Board of Directors (the “Board” or the “Individual

CLASS ACTION COMPLAINT

Defendants”)(collectively with the Company, the “Defendants”), for violations of Sections 14(d), 14(e) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”), and for breaches of fiduciary duty as a result of Defendants’ efforts to sell the Company to Utz Quality Foods, LLC (“Parent”) and Heron Sub, Inc (the “Merger Sub” and collectively with Parent, “Utz”) as a result of an unfair process for an unfair price, and to enjoin a Tender Offer currently scheduled to expire on December 13, 2017 in which Utz will acquire each outstanding share of Inventure common stock for $4.00 per share in cash, with a total valuation of approximately $165 million (the “Proposed Acquisition”).

2. The terms of the Proposed Acquisition were memorialized in a October 25, 2017 filing with the Securities and Exchange Commission (“SEC”) on Form 8-K attaching the definitive Agreement and Plan of Merger (the “Merger Agreement”).

3. On November 15, 2017, Inventure filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”) with the Securities and Exchange Commission (the “SEC”) in support of the Proposed Acquisition.

4. Defendants breached their fiduciary duties to the Company’s stockholders by agreeing to the Proposed Acquisition which undervalues Inventure and is the result of a flawed sales process. Post-closure, Inventure stockholders will be frozen out of seeing the return on their investment of any and all future profitability of Inventure.

5. Further, pursuant to the terms of the Merger Agreement, upon the consummation of the Proposed Acquisition, Company Board Members and executive officers will be able to exchange large, illiquid blocks of Company stock for massive payouts, in addition to receiving cash in exchange for all outstanding and unvested options and/or other types of restricted stock units. Moreover, certain Directors and other insiders will also be the recipients of lucrative change-in-control agreements, triggered upon the termination of their employment as a consequence of the consummation of the

CLASS ACTION COMPLAINT

Proposed Acquisition. Such large paydays upon the consummation of the Proposed Acquisition, have clearly tainted the motivations of the Board in approving it.

6. Finally, in violation of sections 14(d), 14(e) and 20(a) of the Securities and Exchange Act of 1934 (the “Exchange Act”) and their fiduciary duties, Defendants caused to be filed the materially deficient 14D-9 on November 15, 2017 with the SEC in an effort to solicit stockholders to tender their Inventure shares in favor of the Proposed Acquisition. The 14D-9 is materially deficient and deprives Inventure stockholders of the information they need to make an intelligent, informed and rational decision of whether to tender their shares in favor of the Proposed Acquisition. As detailed below, the 14D-9 omits and/or misrepresents material information concerning, among other things: (a) the Company’s financial projections; and (b) the data and inputs underlying the financial valuation analyses that purport to support the fairness opinions provided by the Company’s financial advisor, Rothschild, Inc. (“Rothschild”).

7. Absent judicial intervention, the merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the Proposed Acquisition or, in the event the Proposed Acquisition is consummated, to recover damages resulting from violation of the federal securities laws by Defendants.

PARTIES

8. Plaintiff is a revocable living trust organized under the laws of the State of Oregon. Trustee for the Plaintiff, Donald L. Fraley, is a citizen of the State of Oregon. Plaintiff is, and at all times relevant hereto, has been an Inventure stockholder.

9. Defendant Inventure manufactures and markets healthy/natural and indulgent specialty snack food products in the United States and internationally. It operates in two segments, Frozen Products and Snack Products. The Company’s healthy/natural food products include Rader Farms frozen berries; Boulder Canyon kettle cooked potato chips; other snack and food items; Willamette Valley Fruit Company frozen berries; Fresh Frozen brand frozen vegetables; biscuits and other frozen snacks;

CLASS ACTION COMPLAINT

Jamba branded blend-and-serve smoothie kits; Seattle’s Best Coffee Frozen Coffee Blends branded blend-and-serve frozen coffee beverage; Sin In A Tin chocolate pate and other frozen desserts; and private label frozen fruits and healthy/natural snacks. The Company’s indulgent specialty snack food products include snack food under the T.G.I. Friday’s, Nathan’s Famous, and Vidalia brands; kettle cooked potato chips under the Poore Brothers and Bob’s Texas Style brands; and Tato Skins brand potato snacks. The Company also manufactures private label snack chip products for various grocery chains and natural stores, and co-pack products for other snack manufacturers. It markets its products through various channels, including grocery stores, natural food stores, mass merchandisers, drug and convenience stores, and club stores, as well as company-owned and third-party warehouses, direct store delivery, distribution centers, and other facilities. Inventure common stock is publicly traded on the NasdaqGS under the ticker symbol “SNAK”. Inventure is a Delaware corporation with its principal executive offices located at 5415 east High Street, Suite 350, Phoenix, AZ 85054.

10. Defendant Ashton D. Asensio (“Asensio”) has been a Director of the Company at all relevant times.

11. Defendant Timothy A. Cole (“Cole”) has been a director of the Company at all relevant times, and currently serves as the interim Chairman of the Board.

12. Defendant Macon Bryce Edmonson (“Edmonson”) has been a director of the Company at all relevant times.

13. Defendant Pal J. Lapadat (“Lapadat”) has been a director of the Company at all relevant times.

14. Defendant Terry McDaniel (“McDaniel “) has been a director of the Company at all relevant times, and currently serves as the Chief Executive Officer (“CEO”) of the Company.

15. Defendant Joel D. Stewart (“Stewart”) has been a director of the Company at all relevant times.

CLASS ACTION COMPLAINT

16. Defendants Asensio, Cole, Edmonson, Lapadat, McDaniel, and Stewart, identified in 10 - 15 are collectively referred to as the “Individual Defendants.”

17. Non-party Parent is a Delaware Limited Liability Company with its principal executive offices located at 900 High St., Hanover, PA 17331. Parent manufactures and markets snack foods in the United States and internationally. It offers potato chips, pretzels, cheese snacks, corn products, and popcorns. Parent offers its products through grocery stores, mass-merchants, club stores, convenience stores, drug stores, and other channels.

18. Non-party Merger Sub is a Delaware corporation and a direct wholly-owned subsidiary of Parent.

JURISDICTION AND VENUE

19. This Court has subject matter jurisdiction pursuant to Section 27 of the Exchange Act (15 U.S.C. § 78aa) and 28 U.S.C. § 1331 (federal question jurisdiction) as Plaintiff alleges violations of Sections 14(d), 14(e) and Section 20(a) of the Exchange Act. This action is not a collusive one to confer jurisdiction on a court of the United States, which it would not otherwise have.

20. Personal jurisdiction exists over each defendant either because the defendant conducts business in or maintains operations in this District, or is an individual who is either present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction over defendant by this Court permissible under traditional notions of fair play and substantial justice.

21. Venue is proper in this District pursuant to 28 U.S.C. § 1391, because Inventure’s principal place of business is located in this District, and each of the Individual Defendants, as Company officers or directors, has extensive contacts within this District.

CLASS ACTION COMPLAINT

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action pursuant to Federal Rule of Civil Procedure 23, individually and on behalf of the stockholders of Inventure common stock who are being and will be harmed by Defendants’ actions described herein (the “Class”). The Class specifically excludes Defendants herein, and any person, firm, trust, corporation or other entity related to, or affiliated with, any of the Defendants.

23. This action is properly maintainable as a class action because:

a.

The Class is so numerous that joinder of all members is impracticable. As of November 6, 2017, there were more than 19 million common shares of Inventure stock outstanding. The actual number of public stockholders of Inventure will be ascertained through discovery;

b.	There are questions of law and fact which are common to the Class, including inter alia, the following:

i.	Whether Defendants have violated the federal securities laws;

ii.	Whether Defendants made material misrepresentations and/or omitted material facts in the 14D-9; and

iii.	Whether Plaintiff and the other members of the Class have and will continue to suffer irreparable injury if the Proposed Acquisition is consummated.

c.	Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

d.	Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class;

CLASS ACTION COMPLAINT

e.

The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class;

f.

Plaintiff anticipates that there will be no difficulty in the management of this litigation and, thus, a class action is superior to other available methods for the fair and efficient adjudication of this controversy; and

g.

Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE INDIVIDUAL DEFENDANTS’ FIDUCAIRY DUTIES

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Inventure and owe the Company the duties of due care, loyalty, and good faith.

25. By virtue of their positions as directors and/or officers of Inventure, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Inventure to engage in the practices complained of herein.

26. Each of the Individual Defendants are required to act with due care, loyalty, good faith and in the best interests of the Company. To diligently comply with these duties, directors of a corporation must:

a.	act with the requisite diligence and due care that is reasonable under the circumstances;

b.	act in the best interest of the company;

CLASS ACTION COMPLAINT

c.	use reasonable means to obtain material information relating to a given action or decision;

d.	refrain from acts involving conflicts of interest between the fulfillment of their roles in the company and the fulfillment of any other roles or their personal affairs;

e.	avoid competing against the company or exploiting any business opportunities of the company for their own benefit, or the benefit of others; and

f.	disclose to the Company all information and documents relating to the company’s affairs that they received by virtue of their positions in the company.

27. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Inventure, are obligated to refrain from:

a.	participating in any transaction where the directors’ or officers’ loyalties are divided;

b.	participating in any transaction where the directors or officers are entitled to receive personal financial benefit not equally shared by the Company or its public stockholders; and/or

c.	unjustly enriching themselves at the expense or to the detriment of the Company or its stockholders.

28. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated, and are violating, the fiduciary duties they owe to Inventure, Plaintiff and the other public stockholders of Inventure, including their duties of loyalty, good faith, and due care.

29. As a result of the Individual Defendants’ divided loyalties, Plaintiff and Class members will not receive adequate, fair or maximum value for their Inventure common stock in the Proposed Transaction.

CLASS ACTION COMPLAINT

SUBSTANTIVE ALLEGATIONS

Company Background

30. Inventure manufactures and markets healthy/natural and indulgent specialty snack food products in the United States and internationally. It operates in two segments, Frozen Products and Snack Products.

31. The Company’s healthy/natural food products include Rader Farms frozen berries; Boulder Canyon kettle cooked potato chips; other snack and food items; Willamette Valley Fruit Company frozen berries; Fresh Frozen brand frozen vegetables; biscuits and other frozen snacks; Jamba branded blend-and-serve smoothie kits; Seattle’s Best Coffee Frozen Coffee Blends branded blend-and-serve frozen coffee beverage; Sin In A Tin chocolate pate and other frozen desserts; and private label frozen fruits and healthy/natural snacks.

32. The Company’s indulgent specialty snack food products include snack food under the T.G.I. Friday’s, Nathan’s Famous, and Vidalia brands; kettle cooked potato chips under the Poore Brothers and Bob’s Texas Style brands; and Tato Skins brand potato snacks.

33. The Company also manufactures private label snack chip products for various grocery chains and natural stores, and co-pack products for other snack manufacturers.

34. It markets its products through various channels, including grocery stores, natural food stores, mass merchandisers, drug and convenience stores, and club stores, as well as company-owned and third-party warehouses, direct store delivery, distribution centers, and other facilities.

35. Inventure’s most recent financial performance press release before the announcement of the proposed Acquisition indicated sustained and solid financial performance. For example, in an August 9, 2017, press release announcing its 2017 Q2 financial results, the Company noted such highlights as (i) an increase in snack segment

CLASS ACTION COMPLAINT

net revenues of 11.6%; (ii) an increase in the Boulder Canyon brand net revenues of 11.2% and a similar 9.4% increase in net revenues for the Boulder Canyon snack section; (iii) and a massive increase in snack private label net revenues of 34.5%.

36. Speaking on these tremendous results, Defendant and CEO McDaniel stated, “Our second quarter financial results reflect another sequential quarterly improvement in our operating and financial results and we are pleased with our continued progress.” McDaniel continued by noting the strength of the Company with the following, “The second quarter benefited from positive demand for our snack products as evidenced by the strength of the Boulder Canyon brand and premium private label sales growth, as well as an increase in both our snack and frozen segment gross profit margin as compared to the prior year.”

37. These positive financial results are not an anomaly, but rather, are indicative of a trend of continued financial success by Inventure. Looking further back, one can see evidence for this typical success. For example, in a May 11, 2017 press release announcing the Company’s 2017 Q1 financial results, Inventure reported such highlights as (i) an increase in snack segment net revenue of 5.1%; (ii) an increase in the Boulder Canyon brand net revenues of 15.3% and a similar 11.5% increase in net revenues for the Boulder Canyon snack section; and a huge increase in snack private label net revenues of 22.8%

38. Again, these results saw Defendant McDaniel praising the Company’s outstanding fiscal performance, stressing the “progress we made during the first quarter across key operational and financial areas of our business” and noting that the Company is focused on continuing to execute initiatives in the frozen and snack segments to “generate increased sales and profitability.”

39. Despite this upward trajectory and continually increasing financial results, the Individual Defendants have caused Inventure to enter into the Proposed Acquisition,

CLASS ACTION COMPLAINT

thereby depriving Plaintiff and other public stockholders of the Company the opportunity to reap the benefits of Inventure’s present and future success

The Flawed Sales Process

40. The process deployed by the Individual Defendants was flawed and inadequate, and conducted out of the self-interest of the Individual Defendants.

41. Most notably the sales process initiated by the Company was hamstrung from the beginning by the Company’s decision to allow bidders to bid on and purchase a division of the Company piecemeal rather than seeking bids only for an acquisition of the Company as a whole. As a result, the Proxy states that the initial result of this scheme was that “no initial bid by any interested third party contemplated an acquisition of the entire Company.”

42. This thread continued throughout the entire sales process, with nearly all potentially interested third parties caveating their bids on the prior sale or non-inclusion of certain divisions of the Company, and with most bids contemplating purchases structured as sales of assets rather than an acquisition of Company stock. In fact, the Proposed Acquisition, was originally bid as a purchase of the Company’s remaining assets after two of its divisions had already been sold off to different buyers.

43. Moreover, this plan caused the sales process to drag on for a significant amount of time, resulting in several rounds of bidding that pushed the consideration offered lower and lower. The length of the process as a result of this plan also caused issues with the Company’s lines of revolving credit, necessitating several amendments to agreements with financial institutions during the course of the sales process, and likely further negatively impacting the consideration offered by interested third parties.

44. Additionally, it seems that Utz had initiated contact with the Company in July of 2015 to explore strategic alternatives, more than a year prior to the start of the formal sales process in August of 2016. At that time, the two companies entered into a mutual non-disclosure agreement (“NDA”) regarding a potential transaction. The 14D-9

CLASS ACTION COMPLAINT

is silent however, as to the exact nature of this NDA, if it contained any standstill provisions, and if so, their nature and under what circumstances the standstill would fall away. Furthermore, the 14D-9 is silent as to whether the later NDA entered into by Utz in August of 2016 was identical to the one entered into in July of 2015, and if as a result of the previous NDA and discussions therein, if Utz retained any competitive advantage in the sales process.

45. Moreover, the 14D-9 is not clear as to the nature of the standstill provisions contained in the NDAs distributed to the contacted third parties as part of the sales process, and under what conditions, if any, they would fall away.

46. It is also not clear, what, if any, power the so-called independent “Transaction Committee” of the Board actually had to make determinations regarding the sales process. The 14D-9 describes the Transaction Committee’s powers in ambiguous terms that do not adequately define if it actual had any power to make decisions related to the sales process, or if it was simply an advisory role with no real effect on the process.

47. Finally, it appears that the Board of Directors was in a state of flux throughout the entire sales process, with two former Directors resigning during the process, including the former Chairman of the Board David L. Meyers, who originally chaired the Transaction Committee. Moreover, Defendant Stewart, who was appointed to fill the vacancy left by Meyers, took the role at the behest of Luther King Capital Management Corporation (“Luther King”) after it filed a Schedule 13D in January 2017 announcing it had acquired 11% of outstanding Company stock.

The Proposed Transaction

48. On October 26, 2017, Inventure and Utz issued a joint press release announcing the Proposed Transaction. The press release stated, in relevant part:

PHOENIX, AZ and HANOVER, PA, October 26, 2017 (GLOBE NEWSWIRE) — Inventure Foods, Inc. (NASDAQ: SNAK) (“Inventure Foods” or the “Company”), a leading specialty food marketer and manufacturer, and Utz Quality

CLASS ACTION COMPLAINT

Foods, LLC (“Utz”), the largest privately-held and family-managed branded salty snack manufacturer and marketer in the United States, today announced they entered into a merger agreement pursuant to which Utz has agreed to acquire all of the Company’s outstanding shares of common stock in an all-cash transaction.

Under the terms of the merger agreement, an indirect subsidiary of Utz will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock at a price of $4.00 per share in cash, for a total purchase price of approximately $165 million, including the assumption of approximately $75 million of debt and debt-like items, net of cash, approximately $8 million of the Company’s estimated closing costs and approximately $3 million due to equity award holders. The acquisition is structured as an all-cash tender offer for all of the outstanding shares of Inventure Foods common stock, to be followed by a merger in which each remaining untendered share of Inventure Foods will be converted into the right to receive the same $4.00 per share cash price paid in the tender offer.

The transaction, which was unanimously approved by the Boards of both Inventure Foods and Utz, is subject to the tender of more than 50 percent of the fully diluted shares of Inventure Foods common stock, the receipt of certain regulatory approvals and other customary closing conditions. The transaction is not subject to a financing contingency and is expected to close by the end of the fourth quarter of 2017. The tender offer is expected to commence within ten business days.

“This transaction is the result of diligent analysis and thoughtful strategic deliberations by our Board of Directors and the result of the strategic and financial review we initiated in July 2016,” stated Terry McDaniel, Chief Executive Officer of Inventure Foods. “Our Board, with the advice of independent advisors, determined that this transaction will deliver immediate and certain cash value to our stockholders and new opportunities for our snack brands.”

“We are tremendously excited about the opportunity to acquire Inventure Foods,” said Dylan Lissette, Chief Executive Officer of Utz Quality Foods. “The Company’s specialty snack food products and brands, as well as its geographic footprint, customer relationships and distribution

CLASS ACTION COMPLAINT

strengths, are highly complementary to our business and we look forward to continuing Inventure’s strong heritage of innovation in both healthy and indulgent snacking. We have also been extremely impressed with the team at Inventure, and look forward to working together going forward.”

As previously announced, on September 29, 2017, the Company entered into a Limited Waiver and Sixth Amendment to Credit Agreement (the “Sixth Amendment”) with BSP Agency, LLC, as agent (“BSP”), and the lenders (the “Lenders”) from time to time a party to the Credit Agreement (defined below), which further amended the Credit Agreement, dated as of November 18, 2015, among the Borrowers a party thereto, the Lenders, and BSP (as amended from time to time, the “Credit Agreement”). Under the terms of the Sixth Amendment, the Lenders agreed to, among other things, (i) a further extension from September 30, 2017 to October 31, 2017 of the temporary waiver of the requirement under the Credit Agreement to deliver audited financial statements without a going concern opinion, and (ii) a temporary waiver until October 31, 2017 of the financial covenants with which the Company was required to comply under the Credit Agreement.

As a result of this transaction, BSP and the other Lenders have agreed to further extend the temporary waivers from October 31, 2017 to January 15, 2018 pursuant to a Limited Waiver, Consent and Seventh Amendment to Credit Agreement (the “Seventh Amendment”), in order to give the Company sufficient time to complete the proposed transaction. Without this further extension of the temporary waivers beyond October 31st, the Company would have been in default of the EBITDA financial covenants under the Credit Agreement and the requirement to deliver audited financial statements without a going concern opinion. Pursuant to the Seventh Amendment, the Lenders have agreed to loan the Company up to an additional $5 million, which the Company may require to satisfy its expected operating expenses through December 31, 2017.

The Company is represented in this transaction by its financial advisor, Rothschild, and its legal counsel, DLA Piper LLP (US). Inventure retained Rothschild as its financial advisor in connection with a formal process to conduct a “strategic and financial review” of the Company in

CLASS ACTION COMPLAINT

July 2016. Utz Quality Foods is represented in this transaction by its financial advisor, Stephens Inc., and its legal counsel, Cozen O’Connor”

The Inadequate Merger Consideration

49. Significantly, analyst expectations, synergies with Utz, and the Company’s financial prospects and opportunities for future growth establish the inadequacy of the merger consideration.

50. First, the compensation afforded under the Proposed Acquisition to Company stockholders significantly undervalues the Company. The proposed valuation does not adequately reflect the intrinsic value of the Company. Moreover, the valuation does not adequately take into consideration how the Company is performing, considering key net profit increases in many of its divisions reported in the recent quarters.

51. Notably, evidence of the extremely low value of the merger consideration is seen when it is compared with the value of Company stock less on October 12, 2017, than two weeks ago, when it was valued as high as $5.43 per share. This drop in less than a fourteen day time frame represents a loss to Plaintiff and other Company stockholders of more than 26.33%. In addition, with Company stock valued as high as $10.15 per share within the past year, the consideration in the Proposed Acquisition represents a loss to Company stockholders of more than 60.59% on their investments.

52. Next, analyst coverage indicates a high target above the deal price, with analysts setting a consensus price target for Inventure at $8.00 as recently as January 2017, or 100% the value being proffered in the Proposed Acquisition.

53. Additionally, Inventure’s future success is extremely likely, given the consistent increases in its net sales, and execution of its strategic plans as evidenced in its last two quarters of financial reports. Obviously, the opportunity to invest in such a company on the rise is a great coup for Utz, however it undercuts the foresight and investment of Plaintiff and all other public stockholders who have done the same.

CLASS ACTION COMPLAINT

54. In addition, the synergistic benefits to Utz cannot be ignored, and will bring a large windfall to Parent, as admitted by Utz CEO Dylan Lissette, Inventure’s “specialty snack food products and brands, as well as its geographic footprint, customer relationships and distribution strengths, are highly complementary to our business…” One would expect that such immense synergistic benefits would command a higher price, however the Company has clearly orchestrated the sales process to give Utz a bargain at the expense of Plaintiff and other public stockholders.

55. Moreover, post-closure, Inventure stockholders will be completely cashed out from any and all ownership interest in the Company, forever foreclosing them from receiving any future benefit in their investment as Inventure continues on its upward financial trajectory.

56. It is clear from these statements and the facts set forth herein that this deal is designed to maximize benefits for Utz at the expense of Inventure and Inventure stockholders, which clearly indicates that Inventure stockholders were not an overriding concern in the formation of the Proposed Acquisition.

Preclusive Deal Mechanisms

57. The Merger Agreement contains certain provisions that unduly benefit Utz by making an alternative transaction either prohibitively expensive or otherwise impossible. Significantly, the Merger Agreement contains a termination fee provision that requires Inventure to pay up to $5 million to Utz if the Merger Agreement is terminated under certain circumstances. Moreover, under one circumstance, Inventure must pay this termination fee even if it consummates any Company Takeover Proposal (as defined in the Merger Agreement) within 9 months following the termination of the Merger Agreement. The termination fee will make the Company that much more expensive to acquire for potential purchasers. The termination fee in combination with other preclusive deal protection devices will all but ensure that no competing offer will be forthcoming.

CLASS ACTION COMPLAINT

58. The Merger Agreement also contains a “No Solicitation” provision that restricts Inventure from considering alternative acquisition proposals by, inter alia, constraining Inventure’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits the Company from directly or indirectly soliciting, initiating, proposing or inducing any alternative proposal, but permits the Board to consider an unsolicited bona fide “written Company Takeover Proposal” if it constitutes or is reasonably calculated to lead to a “Company Superior Proposal” as defined in the Merger Agreement.

59. Moreover, the Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Individual Defendants agreed to provide Utz information in order to match any other offer, thus providing Utz access to the unsolicited bidder’s financial information and giving Utz the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of Utz.

60. These provisions, individually and collectively, materially and improperly impede the Board’s ability to fulfill its fiduciary duties with respect to fully and fairly investigating and pursuing other reasonable and more valuable proposals and alternatives in the best interests of the Company and its public stockholders.

61. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition.

Potential Conflicts of Interest

62. Inventure insiders are the primary beneficiaries of the Proposed Transaction, not the Company’s public stockholders. The Board and the Company’s executive officers are conflicted because they will have secured unique benefits for themselves from the Proposed Transaction not available to Plaintiff and the public stockholders of Inventure.

63. Certain insiders stand to receive massive financial benefits as a result of the Proposed Acquisition. Notably, Company insiders currently own large, illiquid portions

CLASS ACTION COMPLAINT

of Company stock that will be exchanged for cash upon the consummation of the Proposed Acquisition as follows:

Name	Number of Shares	Cash Consideration Payable in Respect of Shares ($)
Executive Officers:
Terry McDaniel	430,383	1,721,532
Steve Weinberger	165,022	660,088
E. Brian Foster	18,600	74,400
Steven Sklar	52,225	208,900

Non-Employee Directors:
Ashton D. Asensio	33,602	134,408
Timothy A. Cole	10,619	42,476
Macon Bryce Edmonson	46,804	187,216
Paul J. Lapadat	20,119	80,476
Joel D. Stewart	4,000	16,000
All of our current directors and executive officers as a group	781,374	3,125,496

64. Furthermore, upon the consummation of the Proposed Acquisition, each outstanding Company option, will be canceled and converted into the right to receive from the surviving corporation as cash equal to the product of (i) the number of vested Shares subject to such Option immediately prior to the Effective Time (including those whose vesting accelerates as of the Effective Time), and (ii) the excess, if any, of the Offer Price over the exercise or base price per share of Shares subject to such Option immediately prior to the Effective Time.

65. In addition upon the consummation of the Proposed Acquisition each restricted stock unit (“RSU”) or performance share units (“PSU”) to purchase Company stock will vest and be cancelled in exchange for cash, without interest and less any applicable withholding taxes, equal to the product of (i) the number of vested Shares subject to such PSU or RSU immediately prior to the Effective Time (including those whose vesting accelerates as of the Effective Time), and (ii) the Offer Price.

66. The below table outlines the large cash payouts to Company insiders in exchange for Company equity awards that will result from the consummation of the Proposed Acquisition:

CLASS ACTION COMPLAINT

Name	Shares subject to Options to be Cashed Out(1) (#)	Value of Cashed- Out Options(2) ($)	Shares subject to RSUs to be Cashed Out(3) (#)	Value of Cashed- Out RSUs(4) ($)	Shares subject to PSUs to be Cashed- Out(5) (#)	Value of Cashed- Out PSUs(6) ($)	Total Value ($)
Executive Officers:
Terry McDaniel	22,540	90,160	126,268	505,702	85,671	342,686	938,548
Steve Weinberger	11,730	46,920	45,453	181,812	30,840	123,358	352,090
E. Brian Foster	550	2,200	29,748	118,992	20,184	80,736	201,928
Steven Sklar	62,025	248,100	33,102	132,408	23,163	92,650	473,158

Non-Employee Directors:
Ashton D. Asensio	700	2,800	9,435	37,740	—	—	40,540
Timothy A. Cole	—	—	9,435	37,740	—	—	37,740
Macon Bryce Edmonson	—	—	9,435	37,740	—	—	37,740
Paul J. Lapadat	—	—	9,435	37,740	—	—	37,740
Joel D. Stewart	—	—	—	—	—	—	—

67. Moreover, certain employment agreements with several Inventure officers or directors are entitled to severance packages should their employment be terminated under certain circumstances. These ‘golden parachute’ packages are significant, and will grant each director or officer entitled to them at the very least, hundreds of thousands of dollars, compensation not shared by Inventure’s common stockholders.

68. The following table sets forth the Golden Parachute compensation for certain Inventure directors and officers, as well as their estimated value payable:

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Tax Reimbursement(5)	Total ($)
Terry McDaniel	643,377	938,548	—	—	—	1,581,925
Steve Weinberger	381,816	352,090	—	—	—	733,906
E. Brian Foster	33,283	201,928	—	—	—	235,211
Steven Sklar	33,280	473,158	—	—	—	506,438

69. Finally, at least one Company insider, Chief Financial Officer Steve Weinberger, will be retained by the surviving corporation post-close of the Proposed Acquisition in a consulting role, with a monthly consulting fee equal to nearly thirty thousand dollars. This tremendous payday for the Company CFO is not shared amongst Plaintiff and other public stockholders of the Company.

CLASS ACTION COMPLAINT

70. It is no wonder that, in light of the extremely lucrative profits for themselves, the Board allowed the Company to be sold far under its proper value in order to secure a quick sale.

71. Thus, while the Proposed Acquisition is not in the best interests of Inventure’s stockholders, it will produce lucrative benefits for the Company’s officers and directors.

The Materially Misleading and/or Incomplete 14D-9

72. On November 15, 2017, Inventure filed with the SEC a materially misleading and incomplete 14D-9 that failed to provide the Company’s stockholders with material information and/or provides them with materially misleading information critical to the total mix of information available to the Company’s stockholders concerning the financial and procedural fairness of the Proposed Acquisition.

Omissions and/or Material Misrepresentations Concerning the Sales Process leading up to the Proposed Acquisition

73. Specifically, the 14D-9 fails to provide material information concerning the process conducted by the Company and the events leading up to the Proposed Acquisition. In particular, the Proxy fails to disclose:

a.

The 14D-9 fails to disclose whether the July 2015 NDA entered into by the Company and Utz contained a standstill and/or “don’t ask, don’t waive” provision, and if so, the specific nature of that provision including under what circumstances that provision would fall away. The 14D-9 also fails to disclose if this NDA continued to have effect after the entry of Utz and the Company into another NDA in August of 2016, and what differences, if any, existed between the two NDAs;

b.

The 14D-9 fails to disclose what information was provided by the Company to Utz during the July 2015 discussions regarding a potential strategic transaction, and if that information allowed Utz to have an unfair advantage over other third-party bidders during the sales process;

CLASS ACTION COMPLAINT

c.

The 14D-9 fails to disclose the specific nature of the standstill provisions included in the NDAs sent to the potentially interested third parties in August 2016, including whether they contained “don’t ask, don’t waive” provisions that are or were preventing those counterparties from submitting superior offers to acquire the Company. Without this information, stockholders may have the mistaken belief that, if these potentially interested parties wished to come forward with a superior offer, they are or were permitted to do so, when in fact they are or were contractually prohibited from doing so;

d.

The 14D-9 fails to disclose if Luther King, or Defendant Stewart on its behalf, made any demands or had input regarding the conduct of the sales process, either before or after the filing of the Schedule 13D on January 23, 2017; and

e. The specific nature of any employment contracts for current members of Company Management or the Board of Directors to retain their employment after the consummation of the Proposed Acquisition.

Omissions and/or Material Misrepresentations Concerning Inventure’s Financial Projections

74. The 14D-9 fails to provide material information concerning financial projections provided by Inventure’s management and relied upon by Rothschild in its analyses. Courts have uniformly stated that “projections … are probably among the most highly-prized disclosures by investors. Investors can come up with their own estimates of discount rates or [] market multiples. What they cannot hope to do is replicate management’s inside view of the company’s prospects.” In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 201-203 (Del. Ch. 2007).

75. The 14D-9 provides projections for only three line items, Projected Net Sales, Projected Gross Profit and Projected Adjusted EBITDA. It fails to include any

CLASS ACTION COMPLAINT

free cash flow projections, which the 14D-9 explicitly states were used by Rothschild in its DCF Analysis. It also fails to include at least the following line items:

a.	Taxes (or tax rate);

b.	Capital expenditures;

c.	Changes in net working capital;

d.	Stock-based compensation expense;

e.	EBITDA;

f.	Interest Expense;

g.	Non-recurring items;

h.	Depreciation and amortization;

i.	Earnings;

j.	Net operating profit; and

k.	Free cash flows

76. Significantly, the 14D-9 fails to provide a reconciliation of all non-GAAP to GAAP financial metrics. When a company discloses information in a proxy that includes non-GAAP financial metrics, such as Adjusted EBITDA, the company must also disclose comparable GAAP metrics and a quantitative reconciliation of the non-GAAP metrics to GAAP metrics. See 17 C.F.R. § 244.100 (requiring that the disclosure of material non-GAAP financial measures be accompanied by an identification and presentation of the most directly comparable GAAP measure, and a reconciliation of the non-GAAP measure to the comparable GAAP measure by a clearly understandable method). Indeed, the SEC has repeatedly emphasized that disclosure of unreconciled non-GAAP projections is inherently misleading, and has heightened its scrutiny of the use of such projections.

77. Without accurate projection data presented in the 14D-9, Plaintiff and other stockholders of Inventure are unable to properly evaluate the Company’s true worth, the

CLASS ACTION COMPLAINT

accuracy of Rothschild’s financial analyses, or make an informed decision whether to tender their Company stock in the Proposed Acquisition.

Omissions and/or Material Misrepresentations Concerning the Financial Analyses by Rothschild

78. In the 14D-9, Rothschild describes its respective fairness opinion and the various valuation analyses performed to render such opinion. However, the descriptions fail to include necessary underlying data, support for conclusions, or the existence of, or basis for, underlying assumptions. Without this information, one cannot replicate the analyses, confirm the valuations or evaluate the fairness opinions.

79. For example, the 14D-9 does not disclose material details concerning the analyses performed by Rothschild in connection with the Proposed Acquisition, including (among other things):

a.	Selected Public Company Analysis

The Proxy fails to disclose the following: (i) whether Rothschild performed any benchmarking analysis for the selected companies; and (ii) the individual multiples for each of the selected companies utilized in the analysis

b.	Selected Precedent Transactions Analysis

The Proxy fails to disclose the following: (i) whether Rothschild performed any benchmarking analysis for the selected transactions; (ii) the individual multiples for each of the selected transactions utilized in the analysis; and (iii) the transaction values for the transactions utilized in the analysis.

c.	Illustrative Discounted Cash Flow Analysis

The Proxy fails to disclose the following: (i) the individual inputs and assumptions utilized by Rothschild to derive the discount rate range of 13.5%-15.5%; (ii) the WACC derived by Rothschild; (iii) the net debt of the Company as of December 29, 2017; (iv) the

CLASS ACTION COMPLAINT

definition of the cash flows used for Inventure in this analysis; and (v) did Rothschild incorporate Inventure’s NOLs into this analysis.

d.	NOL Tax Savings Analysis

The Proxy fails to disclose the following: (i) the WACC derived by Rothschild as of October 25, 2017; (ii) the basis for the assumption of 3% taxable income growth from the fiscal year of 2023 forward until the net operating loss balance is fully utilized; (iii) did Rothschild incorporate Inventure’s NOLs into the DCF analysis and, if so, why.

80. Without the omitted information identified above, Inventure’s public stockholders are missing critical information necessary to evaluate whether the proposed consideration truly maximizes stockholder value and serves their interests. Moreover, without the key financial information and related disclosures, Inventure’s public stockholders cannot gauge the reliability of the fairness opinion and the Board’s determination that the Proposed Acquisition is in their best interests.

FIRST COUNT

Claim for Breach of Fiduciary Duties

(Against the Individual Defendants)

81. Plaintiff repeats all previous allegations as if set forth in full herein.

82. The Individual Defendants have violated their fiduciary duties of care, loyalty and good faith owed to Plaintiff and the Company’s public stockholders.

83. By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Inventure.

84. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty and good faith owed to

CLASS ACTION COMPLAINT

the stockholders of Inventure by entering into the Proposed Transaction through a flawed and unfair process and failing to take steps to maximize the value of Inventure to its public stockholders.

85. Indeed, Defendants have accepted an offer to sell Inventure at a price that fails to reflect the true value of the Company, thus depriving stockholders of the reasonable, fair and adequate value of their shares.

86. Moreover, the Individual Defendants breached their duty of due care and candor by failing to disclose to Plaintiff and the Class all material information necessary for them to make an informed vote on whether to approve the Merger.

87. The Individual Defendants dominate and control the business and corporate affairs of Inventure, and are in possession of private corporate information concerning Inventure’s assets, business and future prospects. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Inventure which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing stockholder value.

88. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

89. As a result of the actions of the Individual Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Inventure’s assets and have been and will be prevented from obtaining a fair price for their common stock.

90. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the Class.

91. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be

CLASS ACTION COMPLAINT

fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND COUNT

Violations of Section 14(e) of the Exchange Act

(Against All Defendants)

92. Plaintiff repeats all previous allegations as if set forth in full herein.

93. Defendants have disseminated the 14D-9 with the intention of soliciting stockholders to tender their shares in favor of the Proposed Acquisition.

94. Section 14(e) of the Exchange Act provides that in the solicitation of shares in a tender offer, “[i]t shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading[.]”

95. The 14D-9 was prepared in violation of Section 14(e) because it is materially misleading in numerous respects and omits material facts, including those set forth above. Moreover, in the exercise of reasonable care, Defendants knew or should have known that the 14D-9 is materially misleading and omits material facts that are necessary to render them non-misleading.

96. The Individual Defendants had actual knowledge or should have known of the misrepresentations and omissions of material facts set forth herein.

97. The Individual Defendants were at least negligent in filing a 14D-9 that was materially misleading and/or omitted material facts necessary to make the 14D-9 not misleading.

98. The misrepresentations and omissions in the 14D-9 are material to Plaintiff and the Class, and Plaintiff and the Class will be deprived of its entitlement to decide whether to tender its shares on the basis of complete information if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer period regarding the Proposed Acquisition.

CLASS ACTION COMPLAINT

THIRD COUNT

Violations of Section 20(a) of the Exchange Act

(Against all Individual Defendants)

99. Plaintiff repeats all previous allegations as if set forth in full herein.

100. The Individual Defendants were privy to non-public information concerning the Company and its business and operations via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants knew or should have known that the 14D-9 was materially misleading to Company stockholders.

101. The Individual Defendants were involved in drafting, producing, reviewing and/or disseminating the materially false and misleading statements complained of herein. The Individual Defendants were aware or should have been aware that materially false and misleading statements were being issued by the Company in the 14D-9 and nevertheless approved, ratified and/or failed to correct those statements, in violation of federal securities laws. The Individual Defendants were able to, and did, control the contents of the 14D-9. The Individual Defendants were provided with copies of, reviewed and approved, and/or signed the 14D-9 before its issuance and had the ability or opportunity to prevent its issuance or to cause it to be corrected.

102. The Individual Defendants also were able to, and did, directly or indirectly, control the conduct of Inventure’s business, the information contained in its filings with the SEC, and its public statements. Because of their positions and access to material non-public information available to them but not the public, the Individual Defendants knew or should have known that the misrepresentations specified herein had not been properly disclosed to and were being concealed from the Company’s stockholders and that the 14D-9 was misleading. As a result, the Individual Defendants are responsible for the

CLASS ACTION COMPLAINT

accuracy of the 14D-9 and are therefore responsible and liable for the misrepresentations contained herein.

103. The Individual Defendants acted as controlling persons of Inventure within the meaning of Section 20(a) of the Exchange Act. By reason of their position with the Company, the Individual Defendants had the power and authority to cause Inventure to engage in the wrongful conduct complained of herein. The Individual Defendants controlled Inventure and all of its employees. As alleged above, Inventure is a primary violator of Section 14 of the Exchange Act and SEC Rule 14d-9. By reason of their conduct, the Individual Defendants are liable pursuant to section 20(a) of the Exchange Act.

WHEREFORE, Plaintiff demands injunctive relief, in its favor and in favor of the Class, and against the Defendants, as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representatives and Plaintiff’s counsel as Class counsel;

B. Enjoining the Proposed Acquisition;

C. In the event Defendants consummate the Proposed Acquisition, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Declaring and decreeing that the Merger Agreement was agreed to in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

E. Directing the Individual Defendants to exercise their fiduciary duties to commence a sale process that is reasonably designed to secure the best possible consideration for Inventure and obtain a transaction which is in the best interests of Inventure and its stockholders;

F. Directing defendants to account to Plaintiff and the Class for damages sustained because of the wrongs complained of herein;

CLASS ACTION COMPLAINT

G. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

H. Granting such other and further relief as this Court may deem just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a jury on all issues which can be heard by a jury. DATED this 21st day of November, 2017

DECONCINI MCDONALD YETWIN & LACY, P.C.

By:	/s/ Gary F. Urman
Gary F. Urman, Esquire
2525 E. Broadway Blvd., Suite 200
Tucson, AZ 85716-5300
Telephone: (520) 322-5000
Facsimile: (520) 322-5585
gurman@dmyl.com
Attorneys for Plaintiff

OF COUNSEL

BRODSKY & SMITH, LLC
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, suite 510
Bala Cynwid, PA 19004
Telephone: (610) 667-6200
esmith@brodskysmith.com
mackerman@brodskysmith.com

CLASS ACTION COMPLAINT